UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

UPSTREAM BIOSCIENCES INC.

(Exact name of registrant as specified in its corporate charter)

000-50331

(Commission File Number)

Nevada

(State or other jurisdiction of incorporation)

98-0371433

(IRS Employer Identification No.)

305-1338 W. Broadway Street

Vancouver, British Columbia, Canada V6H 1H2

(Address of principal executive offices)

(604) 288-8376

(Issuer's telephone number, including area code)

UPSTREAM BIOSCIENCES INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

As used in this Information Statement, the terms "we", "us" and "our" refer to Upstream Biosciences Inc., formerly Integrated Brand Solutions Inc., a Nevada corporation.

This Information Statement is being delivered on or about February 14, 2006 to the holders of record of our common shares as of February 13, 2006. On February 3, 2006, we entered into a share exchange agreement with Upstream Biosciences Inc., a Canadian corporation ("Priveco"), the shareholders of Priveco as set out in the share exchange agreement and Steve Bajic.

The share exchange agreement contemplates that we will acquire all the issued and outstanding shares of Priveco in consideration for the issuance of approximately 18,000,000 common shares, representing approximately 41% of our issued and outstanding common shares upon closing. The terms and conditions of the share exchange agreement are summarized below under the heading "The Share Exchange Agreement."

The share exchange agreement contemplates that our current board of directors will appoint Dexster Smith and Joel Lloyd Bellenson as members of our board of directors. The appointment of the new board will be subject to the closing of the share exchange agreement and effective at least ten days after the delivery of this Information Statement. Following the effective date, Dexster Smith and Joel Lloyd Bellenson will be appointed to our board of directors. Such directors, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE SHARE EXCHANGE AGREEMENT

The Share Exchange Agreement is summarized as follows:

Priveco

Priveco was incorporated under the laws of Canada pursuant to the Canada Business Corporations Act on June 14, 2004. Priveco is a development stage company that discovers SNP based genetic markers for use in determining a patient's susceptibility to disease and predicting a patient's response to drugs. Priveco's business strategy is to license its intellectual property in the areas of disease susceptibility, biomarker identification, and drug response in regards to cancer. Priveco markets its technology primarily to companies that develop and market diagnostic products.

The Share Exchange Agreement

The share exchange agreement contemplates the acquisition of all of the issued and outstanding shares of Priveco from the shareholders of Priveco. Upon completion of the share exchange agreement, we will issue common shares to the shareholders of Priveco on the basis of three common shares of our company for each one issued and outstanding common share of Priveco. There are presently 6,000,000 common shares issued and outstanding in the capital of Priveco. Provided that all of the shareholders of Priveco agree to exchange their shares pursuant to the terms of the share exchange agreement, we will issue 18,000,000 common shares to the shareholders of Priveco on the closing date of the share exchange agreement.

The common shares of our company to be issued to the shareholders of Priveco on completion of the share exchange agreement will not be registered under the Securities Act of 1933, as amended, or under the securities laws of any state in the United States, and will be issued in reliance upon an exemption from registration under the Securities Act of 1933, as amended, and an exemption from the registration and prospectus requirements of the Securities Act (British Columbia).

Conditions Precedent to the Closing of the Share Exchange Agreement

The closing of the share exchange agreement is subject to the satisfaction of conditions precedent to closing as set forth in the share exchange agreement including, but not limited to, the following:

1.	our company and Priveco will have received a duly executed copy of a legal opinion from each other as contemplated by the share exchange agreement;
2.	our company and Priveco will have received duly executed copies of all third-party consents and approvals contemplated by the share exchange agreement;
3.	no material adverse effect will have occurred with the business or assets of our company or Priveco since the effective date of the share exchange agreement;
4.

no suit, action or proceeding will be pending or threatened which would: (i) prevent the consummation of any of the transactions contemplated by the share exchange agreement, or (ii) cause the transaction to be rescinded following the consummation;

5.	Priveco will have no more than 6,000,000 common shares issued and outstanding on the closing date of the share exchange agreement;
6.	our company will have no more than 26,300,000 common shares issued and outstanding on the closing date of the share exchange agreement;
7.	our company and Priveco will be reasonably satisfied with their respective due diligence investigation of each other;
8.	our company will appoint a Chief Financial Officer;
9.	our company will enter into employment contracts with Dexster Smith and Joel Lloyd Bellenson;
10.	our company will appoint Dexster Smith and Joel Lloyd Bellenson to our board of directors;
11.

Clark Wilson LLP, as counsel for our company, will have received $1,000,000 in trust pursuant to the issuance of a convertible debenture, $500,000 of which will be released to Priveco on the closing of the share exchange agreement with the remaining $500,000 to be released to Priveco pursuant to the terms and conditions of the convertible debenture; and

12.

Dexster Smith and Joel Lloyd Bellenson, as owners of two provisional patent applications, will have assigned all right, title and interest to the patents to Priveco on or prior to the closing date in accordance with the terms and conditions of certain assignment agreements, to be entered into among Dexster Smith, Joel Lloyd Bellenson and Priveco.

Due to conditions precedent to closing, as set out above, and the risk that these conditions precedent will not be satisfied, there is no assurance that we will complete the share exchange or appoint Dexster Smith and Joel Lloyd Bellenson to our board of directors as contemplated in the share exchange agreement.

Closing of the Share Exchange Agreement

The closing date of the share exchange agreement is anticipated to be February 21, 2006, subject to the satisfaction of the conditions precedent to closing by that date. The share exchange agreement contemplates that it may be terminated if the share exchange agreement has not been consummated prior to February 21, 2006, unless the parties agree to extend the closing date in writing and in accordance with the notice provisions as set out in the share exchange agreement.

Upon closing of the share exchange agreement, our company will be reorganized as follows:

1.	our company will have 44,300,000 common shares issued and outstanding;
2.	our company will hold Priveco as a wholly-owned subsidiary;
3.	the former shareholders of Priveco will own 18,000,000 common shares of our company, representing approximately 41% of the issued and outstanding common shares of our company; and
4.	our board of directors will be comprised of Dexster Smith and Joel Lloyd Bellenson.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

On February 13, 2006, there were 88,950,000 common shares of our company issued and outstanding. Each common share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially as of February 13, 2006 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and named executive officers, and (iii) officers and directors as a group. Unless otherwise indicated, our shareholders listed possess sole voting and investment power with respect to the common shares shown.

Current Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Steve Bajic (Executive Officer, Director) 305-1338 Broadway Street, Vancouver, British Columbia, Canada V6H 1H2	33,150,000	37.3%
Johnny Michel 806-699 Cardero Street, Vancouver, British Columbia, Canada V6G 3H7	37,500,000	42.2%
All Officers, Directors and persons owning more than 5% as a group	70,650,000	79.4%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 13, 2006. As of February 13, 2006, there were 88,950,000 common shares issued and outstanding.

The following table sets forth certain information concerning the number of our common shares that are anticipated to be acquired upon the closing of the share exchange agreement by: (i) each person (including any group) anticipated to own more than five percent (5%) of any class of our company's voting securities; (ii) each of our company's proposed directors and named executive officers; and (iii) proposed officers and directors as a group.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Beneficial Owners on Closing of Share Exchange Agreement
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)(2) (3)	Percent of Class
Dexster Smith (Director) 1000-595 Burrard Street, Vancouver, British Columbia, Canada V7X 1S8	9,000,000	20.3%
Joel Lloyd Bellenson (Director) 1000-595 Burrard Street, Vancouver, British Columbia, Canada V7X 1S8	9,000,000	20.3%
All Officers, Directors and persons owning more than 5% as a Group (9 persons)	18,000,000	40.6%

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding. Percentages are based on the number of shares outstanding after 18,000,000 shares have been issued in connection with the closing of the acquisition. We anticipate that there will be approximately 44,300,000 common shares issued and outstanding as of the closing of the share exchange agreement.

(2)

As a condition to closing of the share exchange agreement, Steve Bajic will tender 31,150,000 common shares for cancellation without consideration and Johnny Michel, a current principal shareholder of our company, will tender 31,150,00 common shares for cancellation without consideration.

(3)

The closing of the share exchange agreement is conditional upon our company entering into a transfer agreement with Johnny Michel, a principal shareholder of our company, whereby Mr. Michel agrees to hold 6,000,000 common shares of our company in trust, to be voted and transferred in accordance with: (a) the terms and conditions of the transfer agreement; and (b) written directions delivered to Mr. Michel from our company from time to time, which directions will instruct Mr. Michel to vote for, against or to abstain from voting on any vote by the shareholders of our company or will instruct Mr. Michel when and to whom to transfer all or any portion of the 6,000,000 common shares.

Change in Majority of Directors

There will be a change in the majority of our directors upon completion of the share exchange agreement. Following the closing, our board of directors will be comprised of Dexster Smith and Joel Lloyd Bellenson.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the share exchange agreement, our current board of directors will appoint Dexster Smith and Joel Lloyd Bellenson as members of our board of directors upon closing. Such directors, however, will not take office until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding our current director and executive officer:

Name, Place of Residence	Position Held	Age	Date First Appointed
Steve Bajic 305-1338 W. Broadway Street, Vancouver, British Columbia, Canada V6H 1H2	President, Secretary, Treasurer, Director	35	Director and Secretary (May 4, 2004), President and Treasurer (May 26, 2005)

Business Experience

The following is a brief account of the education and business experience of the current director and executive officer during at least the past five years, indicating the person's principal occupation during the period, and the name and principal business of the organization by which he was employed.

STEVE BAJIC

Steve Bajic has been a director and our Secretary since May 4, 2004 and our President and Treasurer since May 26, 2005. Since 1996, Mr. Bajic has been President of LF Ventures Inc., a private company which offers financial and business services to public and private companies. Mr. Bajic obtained a financial management diploma majoring in finance and securities from the British Columbia Institute of Technology. After spending a year as an investment broker with Georgia Pacific Securities Corp., he took a position as Vice-President of Corporation X Inc., a marketing and investor relations firm where he worked with numerous public and private companies in the areas of corporate finance, strategic planning and investor relations. From 1996 to 1998, he was Vice-President of corporate communications of Getchell Resources Inc., a resource exploration company based in Kamloops, British Columbia. Since October 1999, Mr. Bajic has been Vice-President of investor relations of Cassidy Gold Corp., a TSX Venture-listed resource exploration company. Additionally since 1999, Mr. Bajic was President, Chief Executive Officer and director of the following four venture capital pool companies that completed qualifying transactions: (1) Duke Capital Corp., which acquired CCC Internet Solutions Inc., now called Armada Data Corp.; (2) New Xavier Capital Corp. which acquired RET Internet Services Inc.; (3) Marquette Capital Corp. which acquired On-Track Learning Systems Ltd; and (4) Tulane Capital Corp. which acquired Fibre-Crown Manufacturing Inc. Mr. Bajic currently serves as a director of Fibre-Crown.

Proposed Directors and Executive Officers

The following table sets forth information regarding our proposed directors and officers, to be appointed upon the closing of the share exchange agreement and upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder:

Name and Address of Proposed Director or Executive Officer	Proposed Position with the Company	Age
Dexster Smith 1000-595 Burrard Street, Vancouver, British Columbia, Canada V7X 1S8	Director	38
Joel Lloyd Bellenson 1000-595 Burrard Street, Vancouver, British Columbia, Canada V7X 1S8	Director	41

Business Experience

The following is a brief account of the education and business experience of each proposed director and executive officer to be appointed upon the closing of the share exchange agreement, during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

DEXSTER SMITH

Upon the closing of the share exchange agreement, Dexster Smith is anticipated to be appointed as a director of our company. Mr. Smith is currently the President and a director of Priveco. From 1998 to present, Mr. Smith has been a partner in Libra Digital, LLC, a consulting limited liability company that develops new technologies and provides marketing assistance in the fields of biotechnology and alternative energy. Mr. Smith was also a co-founder of DigiScents Inc. and its President from 1999 to 2001. DigiScents develops hardware and software multimedia platforms for adding scent to movies, interactive games, advertising and e-commerce. Mr. Smith was also a co-founder of DoubleTwist Inc., its President from 1991 to 1999 and a director from 1991 to 2001. DoubleTwist is a consulting company that designs informatic systems in the fields of biology, chemistry and healthcare for customers in the life sciences industries. Mr. Smith obtained a Bachelor of Science (industrial engineering) from Stanford University in 1989.

JOEL LLOYD BELLENSON

Upon the closing of the share exchange agreement, Joel Lloyd Bellenson is anticipated to be appointed as a director of our company. Mr. Bellenson is currently the Chief Executive Officer, Secretary and Treasurer and a director of Priveco. From 1998 to present, Mr. Bellenson has been a partner in Libra Digital, LLC, a consulting limited liability company that develops new technologies and provides marketing assistance in the fields of biotechnology and alternative energy. Mr. Bellenson was also a co-founder of DigiScents Inc. and its Chief Executive Officer from 1991 to 2001. DigiScents develops hardware and software multimedia platforms for adding scent to movies, interactive games, advertising and e-commerce. Mr. Bellenson was also a co-founder of DoubleTwist Inc., its Chief Executive Officer and Chief Strategist from 1991 to 1999 and a director from 1991 to 2001. DoubleTwist is a consulting company that designs informatic systems in the fields of biology, chemistry and healthcare for customers in the life sciences industries. Mr. Bellenson obtained a Bachelor of Science from Stanford University in 1988.

FAMILY RELATIONSHIPS

There are no family relationships between any of our directors, executive officers and proposed directors.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

Other than as discussed below, none of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;
3.

being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.

being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

BOARD AND COMMITTEE MEETINGS

Our board of directors held no formal meetings during the year ended March 31, 2005. All proceedings of our board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of our directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by our board of directors, solely consisting of Steve Bajic.

In its capacity as a nominating and audit committee, our board of directors has determined that it does not have any members that qualify as "independent" as the term is used in Item 7(d)(2)(ii)(D) and Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(14) of the NASD Rules.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to the president, Steve Bajic, at the address appearing on the first page of this Information Statement.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Except as described below, none of the following persons has any direct or indirect material interest in any transaction to which our company was or is a party during the past two years, or in any proposed transaction to which our company proposes to be a party:

1.	any director or officer of our company;
2.	any proposed director of officer of our company;
3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our company's common shares; or
4.	any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary.

Upon the closing of the share exchange agreement, the following proposed directors and officers will acquire the following number of shares in the capital of our company:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class (1) (2) (3)
Dexster Smith 1000-595 Burrard Street, Vancouver, British Columbia, Canada V7X 1S8	9,000,000	20.3%
Joel Lloyd Bellenson 1000-595 Burrard Street, Vancouver, British Columbia, Canada V7X 1S8	9,000,000	20.3%

(1)

As a condition to closing of the share exchange agreement, Steve Bajic will tender 31,500,000 common shares for cancellation without consideration and Johnny Michel, a principal shareholder of our company, will also tender 31,500,000 common shares for cancellation without consideration.

(2)	Based on 44,300,000 common shares anticipated to be issued and outstanding after 18,000,000 common shares have been issued in connection with the closing of the share exchange agreement.
(3)

The closing of the share exchange agreement is conditional upon our company entering into a transfer agreement with Johnny Michel, a principal shareholder of our company, whereby Mr. Michel agrees to hold 6,000,000 common shares of our company in trust, to be voted and transferred in accordance with: (a) the terms and conditions of the transfer agreement; and (b) written directions delivered to Mr. Michel from our company from time to time, which directions will instruct Mr. Michel to vote for, against or to abstain from voting on any vote by the shareholders of our company or will instruct Mr. Michel when and to whom to transfer all or any portion of the 6,000,000 common shares.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by it, and to the best of our knowledge, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

EXECUTIVE COMPENSATION

Particulars of compensation paid to:

1.	our chief executive officer ("CEO");
2.

each of our four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

3.

any additional individuals for whom disclosure would have been provided under (2) but for the fact that the individual was not serving as our executive officer at the end of our most recently completed financial year;

(each a "Named Executive Officer") is set out in the summary compensation table below:

SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards(1)		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation(2)	Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Steve Bajic President, Secretary, Treasurer(3)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Johnny Michel President and Treasurer(4)	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

Other than indicated below, we have not granted any restricted shares or restricted share units, stock appreciation rights or long term incentive plan payouts to the Named Executive Officers during the fiscal years indicated.

(2)

The value of prerequisites and other personal benefits, securities and property for the Named Executive Officers that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3)	Steve Bajic was appointed Secretary on May 4, 2004 and President and Treasurer on May 26, 2005.
(4)	Johnny Michel was appointed the President and Treasurer on March 20, 2002 and resigned from such positions on May 26, 2005.

Options and SARS

There were no options granted to the Named Executive Officers during the most recently completed financial year. There were no options exercised by the Named Executive Officers during the most recently completed financial year. There were no options held by the Named Executive Officers that were repriced downward during the most recently completed financial year. There were no defined benefits or actuarial plans in place for the Named Executive Officers during the most recently completed financial year. There are no employment contracts or compensatory plans or arrangements between our company and the Named Executive Officers. We have no compensation committee.

Employment/Consulting Agreements

We do not currently have any active employment or consulting agreements with any parties.

Long-Term Incentive Plans

There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers, except that our directors and executive officers may receive stock options at the discretion of our board of directors. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

As of the date of this Information Statement, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with our company, from a change in control of our company or a change in such officer's responsibilities following a change in control where the value of such compensation exceeds $60,000 per executive officer.

Directors' Compensation

We reimburse our directors for expenses incurred in connection with attending board meetings. We did not pay director's fees or other cash compensation for services rendered to our sole director in the year ended March 31, 2005.

We have no other formal plan for compensating our directors for their service in their capacity as directors although such directors are expected to receive options in the future to purchase common shares as awarded by our board of directors or (as to future options) a compensation committee which may be established in the future. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on behalf of our company other than services ordinarily required of a director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

UPSTREAM BIOSCIENCES INC.

/s/ Steve Bajic

Steve Bajic

President, Secretary and Treasurer

Dated: February 14, 2006